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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell Joshua Gorsky

Mary Mast

Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted July 26, 2022

CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated August 11, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1, as submitted to the Staff on July 26, 2022.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 4 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 4”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

January 9, 2023 Page 2

Prospectus Summary, page 1

1.	We note your response to prior comment 1 and your revised disclosure on page 9. We reissue our comment in part. Please revise your disclosure further to note that this material weakness caused you to restate your previously issued 2020 financial statements, as indicated elsewhere in the prospectus..

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 72.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Driving Customer Acquisition, Retention, and Repeat Purchases, page 83

2.	Refer to our prior comment number 3. Notwithstanding the comment below, please revise your discussion on page 83 to precede your discussion of “total sales” with the comparable GAAP number. For example, include a table for Net Revenue prior to the table of “Total Sales”. Revise your disclosure throughout the filing, including revising the discussion on page 107 under “Loyal Customer Behavior”, to discuss similar measurements when referring to Net Revenue and “Total Sales”.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 84 and 112.

Non-GAAP Financial Measures, page 85

3.	Please confirm to us that “Total Sales”, as defined on page 85, does not include promotional discounts. In addition, since “Sales” is sometimes interchangeable with “Revenue” please revise the terminology to avoid confusion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 15, 84, 85, 86, 98, 106, 111, 112 and 145.

Notes to Consolidated Financial Statements
Note 16- Subsequent Events, page F-28

4.	We note your response to prior comment 10. Please respond to the following:

•	In your response you indicate that you analyzed the digital securities under ASC 815-40 and because the occurrence of an IPO is not an input into the pricing of a fixed-for-fixed option on equity shares, you concluded the digital assets should be classified as a liability and measured at fair value with changes through earnings. Please explain in further detail how you concluded that the occurrence of an IPO was required to be evaluated as a settlement provision based on the guidance in ASC 815-40-15-7C through 15-7H as compared to the evaluation of a contingent exercise provision under paragraph ASC 815-40-15-7A through 15-7B. Furthermore, please explain in further detail how you considered the fact that the strike price (conversion price at the time of the IPO) appears to be based solely on your stock price at the time of the IPO. Please also refer to the guidance in paragraphs 815-40-55- 26, 55-32 and 55-41.

January 9, 2023 Page 3

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that there are two possible settlement amounts for the digital securities, both of which have a fixed monetary value: (1) the optional redemption settlement amount (which equals the original issuance price) and (2) the IPO conversion settlement amount (which equals the original issuance price of the digital securities divided by 0.8).

As it relates to the Staff's initial request for explanation above, the Company did assess the occurrence of the IPO in accordance with Step 1 under ASC 815-40-15-7A through 15-7B. Specifically, the Company determined that the requirement that an IPO occur in order for the instrument to be share settled, although an exercise contingency, would not preclude the instrument from being considered indexed to the Company's shares because the resolution of the contingency would not be “based on either an observable market or an observable index.”

In addition to assessing the exercise contingency (i.e., the IPO scenario) under Step 1, the Company also considered whether the occurrence of an IPO should also be evaluated under Step 2 under ASC 815-40-15-7B. Specifically, the Company determined whether occurrence of an IPO could affect the settlement amount. In that regard, the Company noted that if an IPO were to occur, the optional redemption settlement amount would be eliminated. Thus, the Company concluded that the IPO scenario should also be evaluated under Step 2.

As it relates to the Staff's additional request for information above, the Company believes that since the digital securities provide for only two possible fixed settlement amounts, where both of which the fair value of the digital securities is not indexed to the changes in the Company’s share price in either fixed settlement amount, the digital securities cannot be considered indexed to the Company’s ordinary shares and should be classified as a liability measured at fair value through earnings.

Finally, the Company assessed (under ASC 815-40-55) the illustrations mentioned in the Staff's comment letter. However, where Company believes that the provided illustrations are not akin to the Company’s facts and circumstances as follows:

-	ASC 815-40-55-26: The example provided does not reflect the Company’s specific facts and circumstances because, while it does include a similar exercise contingency, it does not provide for a scenario whereby the financial instrument could be settled by the issuer based on a specific exercise contingency occurring or not occurring.

-	ASC 815-40-55-32 & 55-41: While the examples do provide a similar settlement provision to that contained under the Company’s facts and circumstances, neither example contains an exercise contingency that would mirror the facts and circumstances of the Company. In addition, in both examples, the fair value of the instrument is indexed, at least partially, to the fair value of the entity's stock.

As such, in assessing whether the instrument should be classified as a liability or equity, the Company determined that it does not believe it would be appropriate to analogize to the illustrations mentioned in the Staff's comment letter.

•	Please tell us whether there is an explicit cap on the number of shares that could be required to be delivered upon conversion of the digital securities immediately prior to the closing of the IPO. If not, please tell us how you considered the guidance in ASC 815- 40-25-26.

Response: The Company respectfully advises the Staff that there is no explicit or implicit cap on the number of ordinary shares that could be required to be delivered upon conversion of the digital securities. The number of potential ordinary shares that will be issued to settle the digital securities will increase without limit as the IPO share price approaches zero. As such, the Company considered ASC 815-40-25-26 and concluded that the digital securities do not meet all the conditions to be classified as equity pursuant to ASC 815-40-25-10.

January 9, 2023 Page 4

5.	We note the 648 digital securities issued in June 2022 are represented by blockchain-based digital tokens on a third-party operated platform and protocol using the Ethereum blockchain. Please tell us your consideration of Staff Accounting Bulletin No. 121. As part of your response, please specifically address the following:

•	Describe your role and the activities performed in connection with the issuance, maintenance, record keeping, and safeguarding of any cryptographic key information necessary to access the digital securities.

•	Describe the roles and activities performed by the third-party operated platform and any custodian that may be involved.

•	Describe the process that would take place if a holder wanted to offer, sell or otherwise transfer the digital securities, which would require your consent. As part of your response, please clarify how the digital assets would be transferred, and by whom, if consent was granted.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that in connection with the token offering, the Company’s responsibilities included taking reasonable steps to: (i) verify the citizenship of investors, (ii) to confirm such investors qualified as “accredited investors” and (iii) to confirm that there were no “bad actor” disqualifications for any of the investors. All additional logistics, such as maintenance of the blockchain, record keeping, and custodian services, are conducted by Securitize LLC (“Securitize”), a third-party digital transfer agent and provider of technical and cloud-based services. All investors have access to a portal managed by Securitize where they can view the record of their investments and on which they can view their holdings of digital securities. The Company does not have access to the investor’s blockchain key, as this key and the access to each investor’s Securitize portal are personal to each investor and their investments are secured by the blockchain. Therefore, it is not within the scope of Staff Accounting Bulletin No. 121. Upon the occurrence of the IPO, Securitize’s services to the Company will terminate and the digital securities will be decomissioned from the blockchain, and ordinary shares will be issued, as disclosed in Amendment No. 4, which ordinary shares will be held by a traditional custodian and transfer agent upon issuance.

The Company further advises the Staff that there is currently a restriction on transfer placed on the blockchain that does not permit the transfer of the digital securities. The Company does not intend to consent to or approve any transfers. However, in the event that consent is granted, such transfer would be conducted on the Ethereum blockchain by Securitize, as digital transfer agent, by manually removing such restrictions on the blockchain. In addition, because the transfer limitation is built into the blockchain, this provides additional protection against transfer of the digital securities.

6.	We acknowledge your response to our sixth bullet point of comment 10 in which you state you will provide a supplemental letter containing a summary of the determination of the fair value of the Class A ordinary shares that will be issued in your IPO, and for which the Digital Securities will be converted upon the IPO Conversion. We will review the response once it is submitted.

Response: The Company respectfully acknowledges the Staff’s comment.

General

7.	We note your response to prior comment 12 and revised disclosure. We further note your statement on the final graphic that “[Your] Competitive Advantage Grows Every Day.” Please balance this statement with a brief description of your competitive challenges. Alternatively, please remove this statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the final graphic before the Summary section to remove this statement.

* * *

January 9, 2023 Page 5

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Ian Schuman, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP